March 19, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Coya Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-3 (File No. 333-294315)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:00 p.m., Eastern Time, on March 20, 2026, or as soon as practicable thereafter.

Please call Perry Laub of Lowenstein Sandler LLP at (212) 419-5914 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

COYA THERAPEUTICS, INC.

By:	/s/ Arun Swaminathan
Name:	Arun Swaminathan
Title:	Chief Executive Officer (Principal Executive Officer)